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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                   ---------------
                                    SCHEDULE 14D-1
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES
                                EXCHANGE ACT OF 1934
                                   AMENDMENT NO. 1

                                   ---------------
                                 HILLS STORES COMPANY
                              (NAME OF SUBJECT COMPANY)
                                   GALE ISLAND, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY

                           GLOBAL CAPITAL MANAGEMENT, INC.,
                                A DELAWARE CORPORATION
                                       (BIDDER)

                        SERIES A CONVERTIBLE PREFERRED STOCK,
                              PAR VALUE $0.10 PER SHARE
                           (TITLE OF CLASS OF SECURITIES)\

                                     431692 20 1

                        (CUSIP Number of Class of Securities)
                                  Thomas A. Schmidt
                           601 Carlson Parkway - Suite 200
                             Minnetonka, Minnesota  55305
                                    (612) 476-7200
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)
                                   with a copy to:
                               Peter R. Pancione, Esq.
                           Gipson Hoffman & Pancione, P.C.
                        1901 Avenue of the Stars - Suite 1100
                           Los Angeles, California  90067
                                    (310) 556-4660

                                   ---------------

                              CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
             TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
                    $149,500                                 $29.90
--------------------------------------------------------------------------------

 * FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 46,000 SHARES AT $3.25 NET IN CASH PER SHARE.
      THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH REGULATION 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE VALUE OF SHARES ASSUMED TO BE PURCHASED.


 [ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

      AMOUNT PREVIOUSLY PAID:    NOT APPLICABLE  FILING PARTY:   NOT APPLICABLE
      FORM OF REGISTRATION NO.:  NOT APPLICABLE  DATE FILED:     NOT APPLICABLE

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-------------------------------                      ---------------------------
 CUSIP NO. 431692 20 1                                        Page 2 of 6 Pages
-------------------------------                      ---------------------------

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  1.    Names of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons

        Gale Island, LLC
--------------------------------------------------------------------------------

   2.      Check the Appropriate Box if a Member of a Group (See
           Instructions)                                            (a)
                                                                    (b)
--------------------------------------------------------------------------------

   3.   SEC Use Only

--------------------------------------------------------------------------------

   4.   Sources of Funds (See Instructions)

        WC
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)


--------------------------------------------------------------------------------

   6.   Citizenship or Place of Organization

        State of Delaware

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   7.   Aggregate Amount Beneficially Owned By Each Reporting Person

        40,000 Shares of Series A Convertible Preferred Stock, per value
        $0.10 per share
--------------------------------------------------------------------------------

   8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
        Instructions)

--------------------------------------------------------------------------------

   9.   Percent of Class Represented by Amount in Row (7)

        Approximately 4.6%
--------------------------------------------------------------------------------

   10.  Type of Reporting Persons (See Instructions)

        00
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--------------------------------------------------------------------------------



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-------------------------------                      ---------------------------
 CUSIP NO. 431692 20 1                                        Page 3 of 6 Pages
-------------------------------                      ---------------------------

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   1.   Names of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons

        Global Capital Management, Inc.
--------------------------------------------------------------------------------

   2.      Check the Appropriate Box if a Member of a Group (See
           Instructions)                                                (a)
                                                                  (b)
--------------------------------------------------------------------------------

   3.   SEC Use Only

--------------------------------------------------------------------------------

   4.   Sources of Funds (See Instructions)

        WC
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)


--------------------------------------------------------------------------------

   6.   Citizenship or Place of Organization

        State of Delaware
--------------------------------------------------------------------------------

   7.   Aggregate Amount Beneficially Owned By Each Reporting Person

        40,000 Shares of Series A Convertible Preferred Stock, per value
        $0.10 per share
--------------------------------------------------------------------------------

   8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
        Instructions)

--------------------------------------------------------------------------------

   9.   Percent of Class Represented by Amount in Row (7)

        Approximately 4.6%
--------------------------------------------------------------------------------

   10.  Type of Reporting Persons (See Instructions)

        Co

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--------------------------------------------------------------------------------


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                          AMENDMENT NO. 1 TO SCHEDULE 14D-1

     This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 filed by Gale Island, LLC, a Delaware limited liability company (the Purchaser") and Global Capital Management Inc., a Delaware corporation, with the Securities and Exchange Commission on February 5, 1998, relating to the tender offer by The Purchaser to purchase up to 46,000 shares of Class A Convertible Preferred Stock, par value $0.10 per Share ("Shares") of Hills Stores Company, a Delaware corporation, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated February 5, 1998 and the related Agreement of Transfer and Sale to include the information set forth below.

     Capitalized Terms set forth herein shall have the same meaning as set forth in the Offer to Purchase.

ITEM 1.   SECURITY AND SUBJECT COMPANY

     (b) The Offer has been terminated by the Purchaser and Purchaser will not purchase any of the Shares due to regulatory requirements, which in the judgment of the Purchaser, makes it inadvisable to proceed with the purchase of the Shares. All Shares tendered will be promptly returned to their owners.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(5) -  Press Release dated March 11, 1998.


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                                      SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 11, 1998      GALE ISLAND, LLC

                              By:  Global Capital Management, Inc.,
                                        a Delaware corporation,
                                        its Manager


                                        By:      /s/ Michael J. Frey
                                             -----------------------------------
                                             Michael J. Frey, Vice President


                              GLOBAL CAPITAL MANAGEMENT, INC.,
                              a Delaware corporation


                                        By:      /s/ Michael J. Frey
                                             -----------------------------------
                                             Michael J. Frey, Vice President


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                                    EXHIBIT INDEX



                                                                 SEQUENTIAL
 EXHIBIT NO.                        DESCRIPTION                  PAGE NUMBER

  (a)(5)               Press Release dated March 11, 1998.


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